EXHIBIT A-3

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Number of Shares Sold	Transaction Type	Average Price Per Share
5-Sept-25	150,000	Open Market Transaction	$12.41
8-Sept-25	700,000	Open Market Transaction	$12.64
9-Sept-25	750,000	Open Market Transaction	$12.21
10-Sept-25	1,075,000	Open Market Transaction	$12.06